Exhibit 99.1

November 9, 2009

Board of Directors

Towers, Perrin, Forster and Crosby, Inc.

1 Stamford Plaza

263 Tresser Boulevard

Stamford, CT 06901

Re:	Amendment No. 3 to Registration Statement on Form S-4 of Jupiter Saturn Holding Company relating to Towers Watson Class A Common Stock and Class B Common Stock, filed November 9, 2009

Ladies and Gentlemen:

Reference is made to our opinion letter, dated June 26, 2009, with respect to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.50 per share (the “Stock”), of Towers, Perrin, Forster & Crosby, Inc. (the “Company”) of the Final Exchange Ratio (as defined in the opinion letter) of Class B Restricted Holding Company Stock (as defined in the opinion letter) of Jupiter Saturn Holding Company (“Holding Company”) to be paid for each share of Stock pursuant to the Agreement and Plan of Merger, dated as of June 26, 2009, by and among Watson Wyatt Worldwide, Inc., the Company, Holding Company, Jupiter Saturn Pennsylvania Inc. and Jupiter Saturn Delaware Inc.

The foregoing opinion letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent. We understand that the Company has determined to include our opinion in the above-referenced Registration Statement.

In that regard, we hereby consent to the reference to our opinion under the captions “Summary – Opinion of Towers Perrin’s Financial Advisor,” “Towers Perrin Proposal No. 1 and Watson Wyatt Proposal No. 1: The Merger Agreement – Background of the Merger,” “Towers Perrin Proposal No. 1 and Watson Wyatt Proposal No. 1: The Merger Agreement – Recommendation of Towers Perrin’s Board of Directors and Reasons for the Merger,” and “Towers Perrin Proposal No. 1 and Watson Wyatt Proposal No. 1: The Merger Agreement – Opinion of Towers Perrin’s Financial Advisor” and to the inclusion of the foregoing opinion in the Joint Proxy Statement/Prospectus included in the above-mentioned Registration Statement. Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the above-mentioned version of the Registration Statement and that our opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement (including any subsequent amendments to the above-mentioned Registration Statement), proxy statement or any other document, except in accordance with our prior written consent. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)